Filed by LGL Systems Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: LGL Systems Acquisition Corp.

Commission File No. 333-256129

LGL Systems Acquisition Corp. Announces Registration Statement Effectiveness and Scheduled Special Meeting to Approve Business Combination on August 26, 2021

Stockholders of Record as of July 19, 2021 are Eligible to Vote at Special Meeting

Reno, NV (August 9, 2021) – LGL Systems Acquisition Corp. (NYSE: DFNS) (“LGL” or “the Company”), a special purpose acquisition company formed to help advance domestic and international defense, and IronNet Cybersecurity, Inc. (“IronNet”), an innovative leader transforming cybersecurity through Collective Defense, today announced that LGL’s registration statement on Form S-4 (File No. 333-256129), relating to the previously announced merger of LGL and IronNet (the “Business Combination”), was declared effective by the U.S. Securities and Exchange Commission on August 6, 2021, and that the special meeting of stockholders (the “Special Meeting”) to approve the Business Combination will be held virtually on August 26, 2021 at 10:00 AM ET. LGL stockholders may attend and vote at the Special Meeting by visiting https://www.cstproxy.com/lglsystems/2021.

Special Meeting to Approve Business Combination

The Special Meeting to approve the Business Combination will be held virtually on August 26, 2021 at 10:00 AM ET.

Stockholders of record of LGL common stock as of the close of business on the record date of July 19, 2021 may vote at or before the Special Meeting. LGL stockholders may attend, vote and examine the list of LGL stockholders entitled to vote at the special meeting by visiting https://www.cstproxy.com/lglsystems/2021 and entering the control number found on their proxy card, voting instruction form or notice they previously received. In light of public health concerns regarding COVID-19, the Special Meeting will be held in a virtual meeting format only. Stockholders will not be able to attend the Special Meeting physically.

If the proposals at the Special Meeting are approved, the parties anticipate that the Business Combination will close shortly thereafter, subject to the satisfaction or waiver (as applicable) of all other closing conditions. Upon the closing of the Business Combination, the parties expect that the combined company will operate as IronNet, Inc. and that the shares of common stock and the warrants of the combined company will be listed on New York Stock Exchange under the symbols “IRNT” and “IRNT.WS,” respectively.

LGL stockholders who need assistance voting, have questions regarding the Special Meeting, or would like to request documents may contact LGL Investor Relations by telephone at (705) 393-9113, or by email at info@dfns.ai, or LGL’s proxy solicitor Morrow Sodali by calling (800) 662-5200 or banks and brokers can call at (203) 658-9400, or by emailing DFNS.info@investor.morrowsodali.com.

About LGL Systems Acquisition Corp

LGL Systems Acquisition Corp. is a blank check company formed in order to effect a merger, capital stock exchange, asset acquisition or other similar business combination with one or more businesses or entities. LGL was incorporated under the laws of the State of Delaware on April 30, 2019.

About IronNet

IronNet combines its innovative cybersecurity products with expert services to create a platform designed to deliver the most advanced, real-time cyber defense globally, protecting both private and public sectors. IronNet’s Collective Defense platform, which features proprietary and patented technology, detects cyber anomalies, and shares anonymized threat data in real time within a secure ecosystem, providing all Collective Defense members with a previously unachievable level of visibility into potential incoming threats.

Important Information and Where to Find It

This press release relates to a proposed transaction between LGL Systems Acquisition Corp. (“LGL”) and IronNet Cybersecurity, Inc. (“IronNet”). LGL has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”), which was declared effective on Friday, August 6, 2021 by the SEC, that includes a proxy statement to be distributed to LGL’s stockholders in connection with LGL’s solicitation of proxies for the vote by LGL’s stockholders in connection with the proposed business combination and other transactions described in the Registration Statement, as well as a prospectus relating to the offer of LGL’s securities to be issued to IronNet’s stockholders in connection with the completion of the proposed business combination described in the Registration Statement.

LGL has mailed the definitive proxy statement/prospectus to stockholders of LGL as of the record date of July 19, 2021. LGL also will file other relevant documents from time to time regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF LGL ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED BY LGL FROM TIME TO TIME WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about LGL and IronNet once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by LGL when and if available, can be obtained free of charge on LGL’s website at https://www.dfns.ai or by directing a written request to LGL Systems Acquisition Corp., 165 Liberty St., Suite 220, Reno, NV 89501 or to info@dfns.ai.

Participants in the Solicitation

LGL and IronNet and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of LGL’s stockholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed to be participants in the solicitation of proxies from LGL’s stockholders in connection with the proposed transactions described in the Registration Statement and the interests that such persons have in the proposed business combination are set forth in the proxy statement/prospectus included in the Registration Statement.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding IronNet’s business combination with LGL. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements, including statements relating to IronNet’s business combination with LGL. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside LGL’s or IronNet’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by LGL stockholders; the ability to meet the NYSE’s listing standards following the consummation of the transactions contemplated by the proposed business combination; costs related to the proposed business combination; IronNet’s ability to execute on its plans to develop and market new products and the timing of these development programs; IronNet’s estimates of the size of the markets for its products; the rate and degree of market acceptance of IronNet’s products; the success of other competing technologies that may become available; IronNet’s ability to identify and integrate acquisitions; the performance of IronNet’s products; potential litigation involving LGL or IronNet; and general economic and market conditions impacting demand for IronNet’s products. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described under the heading “Risk Factors” in the proxy statement/prospectus included in the Registration Statement, LGL’s Annual Report on Form 10-K (as amended), Quarterly Reports on Form 10-Q, and other documents filed by LGL from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and neither LGL nor IronNet undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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